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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

                                AMENDMENT NO. 1

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              GLEASON CORPORATION

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   377339106

                     (CUSIP Number of Class of Securities)

                            ------------------------

               JAMES S. GLEASON                                TORQUE ACQUISITION CO., L.L.C.
              GLEASON CORPORATION                           C/O VESTAR CAPITAL PARTNERS IV, L.P.
            1000 UNIVERSITY AVENUE                               245 PARK AVENUE, 41ST FLOOR
           ROCHESTER, NEW YORK 14692                              NEW YORK, NEW YORK 10167
                (716) 473-1000                                         (212) 351-1600

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

                               DECEMBER 15, 1999

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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This Amendment No. 1 to the Statement on Schedule 13D originally filed on
December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"),
James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relates to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company" and, together with Acquisition Company, the "Purchasers"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 21, and in the related Letter of Transmittal, a copy of which is attached hereto as
Exhibit 22 (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     1 Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc. filed as Exhibit III of the Offer to Purchase filed herewith as
       Exhibit 21 (supersedes prior Exhibit 1 to the Schedule 13D).

    16 Terms of New Management Option Plan, dated as of November 29, 1999
       (supersedes prior Exhibit 16 to the Schedule 13D).

    21 Offer to Purchase, dated December 15, 1999.

    22 Letter of Transmittal.

    23 Notice of Guaranteed Delivery.

    24 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
       Nominees.

    25 Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
       Companies and Other Nominees.

    26 Guidelines for Certification of Taxpayer Identification Number on
       Substitute Form W-9.

    27 Form of Summary Advertisement, dated December 15, 1999.

    28 Text of Press Release of the Company dated December 9, 1999.

    29 Form of Management Agreement, by and between Vestar Capital Partners and
       Gleason Corporation.

    30 Amendment, dated as of December 8, 1999, to the Rights Agreement, dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    31 Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware).

    32 Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL, C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware).

                                       2
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    33 Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware).

    34 Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware).

    35 Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware).

    36 Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware).

    37 Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware).

                                       3
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                                   SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1999

                                                       /s/ JAMES S. GLEASON
                                                       ---------------------------------------------
                                                       James S. Gleason

                                                       /s/ JANIS F. GLEASON
                                                       ---------------------------------------------
                                                       Janis F. Gleason

                                                       /s/ DAVID J. BURNS
                                                       ---------------------------------------------
                                                       David J. Burns

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti,
                                                       as Custodian for Jason Perrotti under the New
                                                       York Uniform Gift to Minors Act

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti
                                                       as Custodian for Christine J. Perrotti under
                                                       the New York Uniform Gift to Minors Act

                                                       /s/ EDWARD J. PELTA
                                                       ---------------------------------------------
                                                       Edward J. Pelta

                                                       /s/ JOHN W. PYSNACK
                                                       ---------------------------------------------
                                                       John W. Pysnack

                                                       /s/ GARY J. KIMMET
                                                       ---------------------------------------------
                                                       Gary J. Kimmet

                                       4
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
                                                       /s/ TRACY R. GLEASON
                                                       ---------------------------------------------
                                                       Tracy R. Gleason, Successor Trustee of The GST
                                                       Exempt Trust for the benefit of James S.
                                                       Gleason under Article Third (E) of the Trust
                                                       Under Agreement dated March 8, 1989, with
                                                       Lawrence C. Gleason

                                                       /s/ TRACY R. GLEASON
                                                       ---------------------------------------------
                                                       Tracy R. Gleason, Successor Trustee of The Non
                                                       Exempt Trust for the benefit of James S.
                                                       Gleason under Article Third (F) of the Trust
                                                       Under Agreement dated March 8, 1989, with
                                                       Lawrence C. Gleason

                                                       TORQUE ACQUISITION CO., L.L.C.

                                                       By:  /s/ SANDER M. LEVY
                                                            -----------------------------------------
                                                            Name: Sander M. Levy
                                                            Title: President

                                       5
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                                 EXHIBIT INDEX

      EXHIBITS
---------------------
1.                      Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co.,
                        L.L.C. and Torque Merger Sub, Inc. filed as Exhibit III of the Offer to Purchase filed herewith as Exhibit 21
                        (supersedes prior Exhibit 1 to the Schedule 13D).

16                      Terms of New Management Option Plan, dated as of
                        November 29, 1999 (supersedes prior Exhibit 16 to the
                        Schedule 13D).

21                      Offer to Purchase, dated December 15, 1999.

22                      Letter of Transmittal.

23                      Notice of Guaranteed Delivery.

24                      Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

25                      Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

26                      Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

27                      Form of Summary Advertisement, dated December 15, 1999.

28                      Text of Press Release of the Company, dated December 9,
                        1999.

29                      Form of Management Agreement, by and between Vestar Capital
                        Partners and Gleason Corporation.

30                      Amendment, dated as of December 8, 1999, to the Rights
                        Agreement, dated as of May 4, 1999, between Gleason
                        Corporation and ChaseMellon Shareholder Services, L.L.C., as
                        Rights Agent.

31                      Class Action Complaint filed by Melissa Marotta on
                        December 9, 1999, in the action entitled MAROTTA V. NICHOLS,
                        ET AL, C.A. No. 17643NC (Court of Chancery of New Castle
                        County, Delaware).

32                      Class Action Complaint filed by Caroline Weiss on
                        December 9, 1999, in the action entitled WEISS V. NICHOLS,
                        ET AL, C.A. No. 17644NC (Court of Chancery of New Castle
                        County, Delaware).

33                      Class Action Complaint filed by William Steiner on
                        December 9, 1999, in the action entitled STEINER V. NICHOLS,
                        ET AL, C.A. No. 17648NC (Court of Chancery of New Castle
                        County, Delaware).

34                      Class Action Complaint filed by Aaron Brody on December 10,
                        1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A.
                        No. 17654NC (Court of Chancery of New Castle County,
                        Delaware).

35                      Class Action Complaint filed by William Harper on
                        December 10, 1999, in the action entitled HARPER V. NICHOLS,
                        ET AL, C.A. No. 17652NC (Court of Chancery of New Castle
                        County, Delaware).

36                      Class Action Complaint filed by Alan Freberg on
                        December 10, 1999, in the action entitled FREBERG V.
                        NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New
                        Castle County, Delaware).

37                      Class Action Complaint filed by James Lichtenstein on
                        December 13, 1999, in the action entitled LICHTENSTEIN V.
                        NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New
                        Castle County, Delaware).